                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT 0F
1934
For the fiscal year ended December 31, 2000

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from ________ to________
Commission file number 333-70067
                       ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   Sally Beauty 401(k) Savings Plan    Alberto-Culver 401(k) Savings Plan
   3900 Morse Street
   Denton, TX  76205

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Alberto-Culver Company
                              2525 Armitage Ave.
                            Melrose Park, IL 60160

                                  SIGNATURES

The Plans: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

SALLY BEAUTY 401(k) SAVINGS PLAN
By: Sally Beauty Company, Inc., Plan Administrator

By:/s/ Michael H. Renzulli
  ------------------------
    Michael H. Renzulli
       President


ALBERTO-CULVER 401(k) SAVINGS PLAN
By: Alberto-Culver Company, Inc., Plan Administrator

By:/s/ William J. Cernugel
  ------------------------
  William J. Cernugel
Senior Vice President and CFO


Dated:  June 25, 2001

                                 ALBERTO-CULVER
                               401(k) SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                                ALBERTO-CULVER
                              401(k) SAVINGS PLAN



                               Table of Contents

                                                                                    Page
Independent Auditors' Report                                                         1

Statements of Net Assets Available for Plan Benefits                                 2

Statements of Changes in Net Assets Available for Plan Benefits                      3

Notes to Financial Statements                                                        4

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year                      12

                         Independent Auditors' Report


To the Plan Administrator of the
    Alberto-Culver 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Alberto-Culver 401(k) Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP

May 4, 2001

                                                                        Schedule

                                ALBERTO-CULVER
                              401(k) SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 2000 and 1999


                                                                                             2000             1999
                                                                                         --------------   --------------
Assets:
    Cash                                                                                 $      45,929               --
    Investments, at market value:
      CIGNA Charter Guaranteed Income Fund                                                   5,730,412        5,143,757
      CIGNA Charter Large Company Stock  Index Fund                                          3,632,861        4,269,067
      Fidelity Advisor Equity Growth Fund                                                    4,323,890        5,041,393
      Fidelity Advisor Growth Opportunities Fund                                             2,099,446        2,647,667
      Fidelity Advisor Balanced Fund                                                         1,939,426        2,279,179
      Warburg Pincus International Equity Fund                                                 932,464        1,306,040
      CIGNA Lifetime 20                                                                         86,458           63,874
      CIGNA Lifetime 30                                                                        240,838           42,165
      CIGNA Lifetime 40                                                                        149,870           61,876
      CIGNA Lifetime 50                                                                        173,041          105,631
      CIGNA Lifetime 60                                                                         11,218            4,182
      CIGNA Charter Balanced Fund                                                              161,995          127,794
      CIGNA Charter Large Company Stock Growth II Fund                                         600,117          380,795
      CIGNA Charter Midsize Company Stock Growth Fund                                          542,582           18,332
      CIGNA Charter Small Company Stock Growth Fund                                            755,304           87,789
      Janus Worldwide Fund                                                                   1,254,062          816,048
      Lazard International Equity Fund                                                          24,683           14,101
      Alberto-Culver Company Class B Common Stock                                              767,246          217,073
      Loans to participants                                                                    626,125          563,795
                                                                                         -------------      -----------

             Total assets held for investment                                               24,097,967       23,190,558

    Employer contribution receivable                                                           796,329          704,108
                                                                                         -------------      -----------

             Net assets available for plan benefits                                      $  24,894,296       23,894,666
                                                                                         =============      ===========

See accompanying notes to financial statements.

                                                                        Schedule


                                ALBERTO-CULVER
                              401(k) SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 2000 and 1999


                                                                                             2000             1999
                                                                                         --------------   --------------
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation) in
        fair value of investments                                                        $  (2,037,547)       3,027,696
      Dividend and interest income                                                             294,295          261,056
      Interest on participant loans                                                             50,288           46,025
                                                                                         -------------    -------------

             Total investment income (loss)                                                 (1,692,964)       3,334,777
                                                                                         -------------    -------------
    Contributions:
      Employer                                                                                 796,329          704,108
      Employee                                                                               4,016,440        3,499,399
                                                                                         -------------    -------------

             Total contributions                                                             4,812,769        4,203,507
                                                                                         -------------    -------------

    Transfers from Pro-Line International, Inc. 401(k) Savings Plan                            267,414               --
                                                                                         -------------    -------------

             Total additions                                                                 3,387,219        7,538,284
                                                                                         -------------    -------------

Deductions from net assets attributed to:
    Benefits paid to participants                                                           (2,377,346)      (1,968,726)
    Administrative fees                                                                        (10,243)          (8,043)
                                                                                         -------------     ------------

             Total deductions                                                               (2,387,589)      (1,976,769)
                                                                                         -------------    -------------

             Net increase                                                                      999,630        5,561,515

Net assets available for plan benefits at beginning of year                                 23,894,666       18,333,151
                                                                                         -------------    -------------

Net assets available for plan benefits at end of year                                    $  24,894,296       23,894,666
                                                                                         =============    =============

See accompanying notes to financial statements.

                                ALBERTO-CULVER
                              401(k) SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits

                          December 31, 2000 and 1999


(1)  Description of the Plan

          General

          The Alberto-Culver 401(k) Savings Plan (the Plan), established on January 1, 1994, is a defined contribution plan available to eligible employees of Alberto-Culver Company (the Company), and certain subsidiaries of the Company.

          On March 23, 2000, the Company acquired Pro-Line Corporation and subsequently terminated the Pro-Line 401(k) / ESOP Plan (the Pro-Line
          Plan). Upon termination, participants were provided the opportunity to receive a distribution of assets from the ESOP portion of the Pro-Line Plan or transfer their funds to the Plan. Assets of the Pro-Line 401
          (k) plan were automatically transferred to the Plan. Participants of the Pro-Line Plan received service credit for eligibility and vesting as of the date of acquisition.

          The Plan is administered by the Company with the assistance of Connecticut General Life Insurance Company, a CIGNA Company. The investment assets of the Plan are held by CG Trust Company (the Trustee).

          The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the plan document, which may be obtained from the Company.

          Participation

          Effective January 1, 1999, all eligible employees whose customary employment is for at least 1,000 hours within 12 consecutive months and who are at least 21 years of age may participate in the Plan on the first day of the month coincident with or following the employee's hire date. Effective January 1, 2000, eligible employees of the Alberto-Culver Local 9777 Pension Plan were permitted to participate in the Plan. The Plan does not allow for Company matching contributions to this group. On December 31, 2000, there were 1,306 employees in the Plan.

          Contributions

          Participants may elect to contribute any amount from 1% to 15% of their eligible compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code, as amended (the Code). The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. All eligible participant contributions are tax deferred contributions pursuant to a qualified cash or deferral arrangement subject to the limitations of the Code. Company contributions to the Plan are based on a discretionary match on an annual basis. For the plan years 2000 and 1999, the Company matched $.50 of each dollar on 4% of eligible participant compensation.

          Investment Options

          Effective January 1, 1999, additional investment fund options were added to the Plan for the purposes of providing a broader selection of investment options for the participants to choose from.

                                                                     (Continued)

                                ALBERTO-CULVER
                              401(k) SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits

                          December 31, 2000 and 1999


          Participants may elect to invest their contributions and any Company contributions in eighteen investment options within seven different asset classes and the Company's Class B common stock. Such asset classes include: (i) fixed income, (ii) balanced, (iii) large capitalization equity, (iv) mid capitalization equity, (v) small capitalization equity, (vi) global equity, and (vii) international equity.

          Participants may invest Company and employee contributions in 1% increments in the Plan's available fund options and may reallocate their investments among the available fund options any time during the year.

          None of the investment funds, other than the CIGNA Charter Guaranteed Income Fund, guarantee a positive return to the participant. This fund invests in a diversified portfolio of high quality, fixed income instruments within CIGNA's general account. Principal and interest are backed by the underlying assets of CIGNA. Dividend and interest income received on investments made by the investment funds are reinvested accordingly in the same funds.

          Vesting

          Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of vesting service as shown in the following table:

                  Years of                              Vested
               vesting service                        percentage
               ---------------                        ----------

               Less than 1                                 0%
               1 but less than 2                          20
               2 but less than 3                          40
               3 but less than 4                          60
               4 but less than 5                          80
               5 or more                                 100

          Participants who are age 65 or older, die, or become permanently disabled are automatically 100% vested in the value of Company contributions and related earnings or losses credited to their account.

          Distribution Options

          Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions in cash, annual installments, direct rollover, or an annuity according to the provisions of the Plan. Alternatively, participants may elect to defer the distribution of their account balance until age 65. Such deferred benefits remain in the Plan and participate in the earnings and losses of the investments.

                                                                     (Continued)

                                ALBERTO-CULVER
                              401(k) SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits

                          December 31, 2000 and 1999


          Participant Loans

          Participants may borrow against their account balances for periods of one to five years. In the event the loan is used to purchase a primary residence, an extended period of time for repayment is allowed. Participant loans are limited to the lesser of $50,000 or 50% of the participants' vested account balance and bear interest at a rate of prime plus 1% at the time the loan is made. Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participants' account using his or her current investment election. At December 31, 2000 and December 31, 1999, interest rates on outstanding loans ranged from 7.25% to 10.5% and 7.25% to 10%, respectively.

          Forfeitures

          Company contributions and earnings thereon forfeited by terminating employees are used to reduce future Company contributions to the Plan. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. In 2000 and 1999, Company contributions were reduced by forfeiture amounts of $9,275 and $17,606, respectively.

          Administrative Expenses

          Administrative fees are paid by the Plan. All other Plan-related expenses are paid by the Company. Investment management fees are included in the investment fund yield.

(2)  Summary of Significant Accounting Policies

          Basis of Accounting

          The Company maintains the accounts of the Plan on an accrual basis.

          Asset Valuation

          The investment assets in the Trust are valued at the quoted closing sale price on the last business day of the year. Securities traded in over-the-counter markets and listed securities for which no sale was reported on the last business day of the year are valued at their last reported bid price. Participant loans are stated at contract value which approximates fair value.

          Security Transactions and Investment Income

          Purchases and sales of investments in the Plan are recorded on a trade date basis. When investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss. Interest and dividend income are recorded when earned.

          Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of plan administrator estimates and

                                                                     (Continued)

                                ALBERTO-CULVER
                              401(k) SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits

                          December 31, 2000 and 1999


          assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and related disclosures. Actual results could differ from these estimates.

(3)  Termination of the Plan

     It is the intent of the Company that the Plan continue into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts, and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

(4)  Tax Status

     The Plan has received a favorable determination letter from the Internal Revenue Service, dated December 16, 1996, indicating that the Plan is qualified under Section 401(a) of the Code and exempt from tax under
     Section 501(a) of the Code. The plan administrator is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

(5)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                       Year ended
                                                                                       December 31,
                                                                                           2000
                                                                                       ------------
     Benefits paid to participants per the financial statements                        $  2,377,346
     Less amounts allocated to withdrawing participants at December 31, 1999                 (2,070)
                                                                                       ------------
            Benefits paid to participants per IRS Form 5500                            $  2,375,276
                                                                                       ============

(6)  Other Investment Information

     The fair values of investment fund balances which represent five percent or more of the Plan's net assets as of December 31, 2000 and 1999 are as follows:

                                                                          2000             1999
                                                                       -----------       ----------
     CIGNA Charter Guaranteed Income Fund                              $ 5,730,412        5,143,757
     CIGNA Charter Large Company Stock Index Fund                        3,632,861        4,269,067
     Fidelity Advisor Equity Growth Fund                                 4,323,890        5,041,393
     Fidelity Advisor Growth Opportunities Fund                          2,099,446        2,647,667
     Fidelity Advisor Balanced Fund                                      1,939,426        2,279,179
     Janus Worldwide Fund                                                1,254,062          816,048
     Warburg Pincus International Equity Fund                              932,464        1,306,040

                                                                     (Continued)

                                ALBERTO-CULVER
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999




(7) Changes in Net Assets by Fund - Years Ended December 31, 2000 and December 31, 1999

                                                                                                                             2000
                                                    -----------------------------------------------------------------------------

                                                         CIGNA         CIGNA        Fidelity     Fidelity
                                                       Guaranteed       Stock        Equity      Growth              Fidelity
                                                         Income         Index        Growth      Opportunities       Balanced
                                                    -------------   ------------  -----------  ---------------    ---------------
     Additions to net assets attributed to:
      Investment income (loss):
        Net appreciation (depreciation) in
          fair value of investments             $           --        (382,738)      (552,531)       (463,369)         (124,772)


        Dividends and interest                         290,656              --             --              --                --
        Interest on participant loans                   19,032          11,051          5,169           4,780             1,748
                                                --------------   -------------   ------------    ------------    ---------------

           Total investment income (loss)              309,688        (371,687)      (547,362)       (458,589)         (123,024)
                                                --------------   -------------   ------------    ------------    --------------

      Contributions:
        Employer                                            --              --             --              --                --
        Employee                                       763,601         511,121        519,974         414,584           266,553
        Loan repayments                                 90,441          45,633         27,076          17,484             7,621
                                                --------------   -------------   ------------    ------------    --------------

           Total contributions                         854,042         556,754        547,050         432,068           274,174
                                                --------------   -------------   ------------    ------------    --------------

      Transfer-in (Pro-Line)                            48,590           1,295        127,629          43,314               150
                                                --------------   -------------   ------------    ------------    --------------

           Total additions (reductions)              1,212,320         186,362        127,317          16,793           151,300
                                                --------------   -------------   ------------    ------------    --------------

     Transfers among funds, net                          4,920        (343,626)      (402,033)       (310,879)         (281,656)
                                                --------------   -------------   ------------    ------------    --------------

     Deductions:
        Benefits paid to participants                 (627,158)       (476,712)      (442,110)       (253,411)         (209,282)
        Administrative fees                             (3,427)         (2,230)          (677)           (724)             (115)
                                                --------------   -------------   ------------    ------------    --------------

           Total deductions                           (630,585)       (478,942)      (442,787)       (254,135)         (209,397)
                                                --------------   -------------   ------------    ------------    --------------

           Net increase (decrease)                     586,655        (636,206)      (717,503)       (548,221)         (339,753)

     Net assets available for plan benefits:
        Beginning of year                            5,143,757       4,269,067      5,041,393       2,647,667         2,279,179
                                                --------------   -------------    -----------    ------------    --------------

        End of year                             $    5,730,412       3,632,861      4,323,890       2,099,446         1,939,426
                                                ==============     ===========   ============    ============    ==============


                                                   ------------------------------------------------------------------------------
                                                      Warburg
                                                      Pincus            CIGNA         CIGNA            CIGNA           CIGNA
                                                       Int'l          Lifetime       Lifetime         Lifetime        Lifetime
                                                       Equity            20            30               40               50
                                                   -------------      ---------    ------------     ------------   --------------
     Additions to net assets attributed to:
      Investment income (loss):
        Net appreciation (depreciation) in
          fair value of investments                     (390,690)            (936)             718           (2,368)        (306)
        Dividends and interest                                --               --               --               --           --
        Interest on participant loans                      2,087              150            1,100               77            7
                                                   -------------      -----------     ------------     ------------  -----------

           Total investment income (loss)               (388,603)            (786)           1,818           (2,291)        (299)
                                                   -------------      -----------     ------------     ------------  -----------

      Contributions:
        Employer                                              --               --               --               --           --
        Employee                                         132,923           47,126           51,801           69,853       63,319
        Loan repayments                                   15,540            1,889            3,452              471           73
                                                   -------------      -----------     ------------     ------------  -----------

           Total contributions                           148,463           49,015           55,253           70,324       63,392
                                                   -------------      -----------     ------------     ------------  -----------

      Transfer-in (Pro-Line)                              21,669              681            1,573            1,589           34
                                                   -------------      -----------     ------------     ------------  -----------

           Total additions (reductions)                 (218,471)          48,910           58,644           69,622       63,127
                                                   -------------      -----------     ------------     ------------  -----------

     Transfers among funds, net                          (70,688)         (21,791)         145,325           19,819        4,333
                                                   -------------      -----------     ------------     ------------  -----------

     Deductions:
        Benefits paid to participants                    (84,217)          (4,405)          (5,116)          (1,332)          --
        Administrative fees                                 (200)            (130)            (180)            (115)         (50)
                                                   -------------      -----------     ------------     ------------  -----------

           Total deductions                              (84,417)          (4,535)          (5,296)          (1,447)         (50)
                                                   -------------      -----------     ------------     ------------  -----------

           Net increase (decrease)                      (373,576)          22,584          198,673           87,994       67,410

     Net assets available for plan benefits:
        Beginning of year                              1,306,040           63,874           42,165           61,876      105,631
                                                   -------------      -----------     ------------     ------------  -----------

        End of year                                      932,464           86,458          240,838          149,870      173,041
                                                   =============      ============     ============    ============  ===========

                                                                    (Continued)

                                                                  2000
---------------------------------------------------------------------------------------------------------------------------------

      CIGNA              CIGNA             CIGNA              CIGNA             CIGNA                                Lazard
    Lifetime            Charter            Lg Co             Mid Co             Sm Co              Janus             Int'l
       60              Balanced          Growth II           Growth             Growth           Worldwide           Equity
------------------  ----------------  -----------------  ----------------  -----------------  ----------------  -----------------
              290            (4,223)          (100,324)           40,040            (34,584)         (278,240)            (1,710)
               --                --                 --                --                 --                --                 --
               --               172                367               524              1,495               999                103
------------------  ----------------  -----------------  ----------------  -----------------  ----------------  -----------------

              290            (4,051)           (99,957)           40,564            (33,089)         (277,241)            (1,607)
------------------  ----------------  -----------------  ----------------  -----------------  ----------------  -----------------


               --                --                 --                --                 --                --                 --
            6,244            53,051            229,051           105,693            138,241           455,566             19,404
               --               501              9,492            10,100             12,112             4,574                404
------------------  ----------------  -----------------  ----------------  -----------------  ----------------  -----------------

            6,244            53,552            238,543           115,793            150,353           460,140             19,808
------------------  ----------------  -----------------  ----------------  -----------------  ----------------  -----------------

              218             1,034              2,483               316              9,185             2,540                392
------------------  ----------------  -----------------  ----------------  -----------------  ----------------  -----------------

            6,752            50,535            141,069           156,673            126,449           185,439             18,593
------------------  ----------------  -----------------  ----------------  -----------------  ----------------  -----------------

              284           (14,634)           117,101           399,613            574,768           336,627             (7,979)
------------------  ----------------  -----------------  ----------------  -----------------  ----------------  -----------------


               --            (1,620)           (38,483)          (31,896)           (33,452)          (83,836)               (32)
               --               (80)              (365)             (140)              (250)             (216)                --
------------------  ----------------  -----------------  ----------------  -----------------  ----------------  -----------------

               --            (1,700)           (38,848)          (32,036)           (33,702)          (84,052)               (32)
------------------  ----------------  -----------------  ----------------  -----------------  ----------------  -----------------

            7,036            34,201            219,322           524,250            667,515           438,014             10,582


            4,182           127,794            380,795            18,332             87,789           816,048             14,101
------------------  ----------------  -----------------  ----------------  -----------------  ----------------  -----------------

           11,218           161,995            600,117           542,582            755,304         1,254,062             24,683
==================  ================  =================  ================  =================  ================  =================


------------------------------------------------------------------------------------------------------

    Company           Participant                            Contribution
     Stock               loans               Cash             receivable                Total
-----------------  -------------------  ---------------  ----------------------  ---------------------
         258,196                   --               --                      --             (2,037,547)
           3,639                   --               --                      --                294,295
             663                   --              764                      --                 50,288
-----------------  -------------------  ---------------  ----------------------  ---------------------

         262,498                   --              764                      --             (1,692,964)
-----------------  -------------------  ---------------  ----------------------  ---------------------


              --                   --               --                 796,329                796,329
         125,387                   --           42,948                      --              4,016,440
          11,246                   --               --                      --                258,109
-----------------  -------------------  ---------------  ----------------------  ---------------------

         136,633                   --           42,948                 796,329              5,070,878
-----------------  -------------------  ---------------  ----------------------  ---------------------

           1,856                2,866               --                      --                267,414
-----------------  -------------------  ---------------  ----------------------  ---------------------

         400,987                2,866           43,712                 796,329              3,645,328
-----------------  -------------------  ---------------  ----------------------  ---------------------

         151,244              143,034            2,217                (704,108)              (258,109)
-----------------  -------------------  ---------------  ----------------------  ---------------------


            (714)             (83,570)              --                      --             (2,377,346)
          (1,344)                  --               --                      --                (10,243)
-----------------  -------------------  ---------------  ----------------------  ---------------------

          (2,058)             (83,570)              --                      --             (2,387,589)
-----------------  -------------------  ---------------  ----------------------  ---------------------

         550,173               62,330           45,929                  92,221                999,630


         217,073              563,795               --                 704,108             23,894,666
-----------------  -------------------  ---------------  ----------------------  ---------------------

         767,246              626,125           45,929                 796,329             24,894,296
=================  ===================  ===============  ======================  =====================

                                                                     (Continued)

                                ALBERTO-CULVER
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

                                                                                                                             1999
                                                   ------------------------------------------------------------------------------
                                                      CIGNA          CIGNA       Fidelity          Fidelity
                                                    Guaranteed       Stock        Equity            Growth            Fidelity
                                                      Income         Index        Growth         Opportunities        Balanced
                                                   -------------  -----------  -------------  -------------------   -------------
Additions to net assets attributed to:
  Investment income:
     Net appreciation (depreciation) in
        fair value of investments                  $         --       740,101    1,290,958             92,068         89,337
     Dividends and interest                             259,830            --           --                 --             --
     Interest on participant loans                       18,644         8,736        5,698              4,526          3,263
                                                   ------------    ----------   ----------        -----------     ----------

        Total investment income (loss)                  278,474       748,837    1,296,656             96,594         92,600
                                                   ------------    ----------   ----------        -----------     ----------
  Contributions:
     Employer                                                --            --           --                 --             --
     Employee                                         1,083,493       598,169      496,225            431,939        349,018
     Loan repayments                                     75,593        35,965       40,387             21,066         13,706
                                                   ------------    ----------   ----------        -----------     ----------

        Total contributions                           1,159,086       634,134      536,612            453,005        362,724
                                                   ------------    ----------   ----------        -----------     ----------

        Total additions                               1,437,560     1,382,971    1,833,268            549,599        455,324
                                                   ------------    ----------   ----------        -----------     ----------

Transfers among funds, net                             (150,320)     (169,751)      46,870           (505,684)      (187,307)
                                                   ------------    ----------   ----------        -----------     ----------

Deductions:
  Benefits paid to participants                        (491,484)     (466,526)    (375,635)          (268,149)      (216,440)
  Administrative fees                                    (3,305)       (2,150)        (860)              (545)          (245)
                                                   ------------    ----------   ----------        -----------     ----------

        Total deductions                               (494,789)     (468,676)    (376,495)          (268,694)      (216,685)
                                                   ------------    ----------   ----------        -----------     ----------

        Net increase (decrease)                         792,451       744,544    1,503,643           (224,779)        51,332

Net assets available for plan benefits:
     Beginning of year                                4,351,306     3,524,523    3,537,750          2,872,446      2,227,847
                                                   ------------    ----------   ----------        -----------     ----------

     End of year                                   $  5,143,757     4,269,067    5,041,393          2,647,667      2,279,179
                                                   ============    ==========   ==========        ===========     ==========

                                               -------------------------------------------------------------------------------------
                                                    Warburg
                                                    Pincus             CIGNA             CIGNA             CIGNA          CIGNA
                                                     Int'l           Lifetime          Lifetime          Lifetime         Lifetime
                                                    Equity              20                30                40                50
                                                ----------------  ----------------  ----------------  ----------------  ------------
Additions to net assets attributed to:
  Investment income:
     Net appreciation (depreciation) in
        fair value of investments                  452,738         7,282         6,425                 8,676             13,049
     Dividends and interest                             --            --            --                    --                 --
     Interest on participant loans                   1,974           107           733                    --                 --
                                                 ---------     ---------     ---------             ---------          ---------

        Total investment income (loss)             454,712         7,389         7,158                 8,676             13,049
                                                 ---------     ---------     ---------             ---------          ---------

  Contributions:
     Employer                                           --            --            --                    --                 --
     Employee                                      150,490        42,119        35,931                16,404             18,748
     Loan repayments                                 7,668           844         3,121                    --                 --
                                                 ---------     ---------     ---------             ---------          ---------

        Total contributions                        158,158        42,963        39,052                16,404             18,748
                                                 ---------     ---------     ---------             ---------          ---------

        Total additions                            612,870        50,352        46,210                25,080             31,797
                                                 ---------     ---------     ---------             ---------          ---------

Transfers among funds, net                         (35,992)       14,956        (3,585)               36,796             74,110
                                                 ---------     ---------     ---------             ---------          ---------

Deductions:
  Benefits paid to participants                    (66,710)       (1,384)         (370)                   --               (276)
  Administrative fees                                  (50)          (50)          (90)                   --                 --
                                                 ---------     ---------     ---------             ---------          ---------

        Total deductions                           (66,760)       (1,434)         (460)                   --               (276)
                                                 ---------     ---------     ---------             ---------          ---------

        Net increase (decrease)                    510,118        63,874        42,165                61,876            105,631

Net assets available for plan benefits:
     Beginning of year                             795,922            --            --                    --                 --
                                                 ---------     ---------     ---------             ---------          ---------

     End of year                                 1,306,040        63,874        42,165                61,876            105,631
                                                 =========     =========     =========             =========          =========

                                                                     (Continued)

                                                               1999
-----------------------------------------------------------------------------------------------------------------------------

     CIGNA              CIGNA             CIGNA             CIGNA             CIGNA                              Lazard
    Lifetime           Charter            Lg Co            Mid Co             Sm Co             Janus             Int'l
       60             Balanced          Growth II          Growth            Growth           Worldwide          Equity
-----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
             207            (3,459)           73,272             2,496            33,588           216,144             3,408
              --                --                --                --                --                --                --
              --               194               110                --               931                97               129
-----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------

             207            (3,265)           73,382             2,496            34,519           216,241             3,537
-----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------


              --                --                --                --                --                --                --
           1,903            29,444            95,352             8,826            18,723            95,355             2,061
              --               467               779                --             1,420               681               311
-----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------

           1,903            29,911            96,131             8,826            20,143            96,036             2,372
-----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------

           2,110            26,646           169,513            11,322            54,662           312,277             5,909
-----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------

           2,072           101,318           227,020             7,807            33,930           508,829             8,692
-----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------


              --              (170)          (15,618)             (797)             (723)           (5,058)             (500)
              --                --              (120)               --               (80)               --                --
-----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------

              --              (170)          (15,738)             (797)             (803)           (5,058)             (500)
-----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------

           4,182           127,794           380,795            18,332            87,789           816,048            14,101


              --                --                --                --                --                --                --
-----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------

           4,182           127,794           380,795            18,332            87,789           816,048            14,101
=================  ================  ================  ================  ================  ================  ================

---------------------------------------------------------------------------------------------------


     Company          Participant                           Contribution
      Stock              loans              Cash             receivable               Total
 ----------------  ------------------  ---------------  ---------------------  --------------------
           1,406                  --               --                     --             3,027,696
           1,226                  --               --                     --               261,056
             883                  --               --                     --                46,025
 ----------------  ------------------  ---------------  ---------------------  --------------------

           3,515                  --               --                     --             3,334,777
 ----------------  ------------------  ---------------  ---------------------  --------------------


              --                  --               --                704,108               704,108
          25,201                  --               --                     --             3,499,401
           1,927                  --               --                     --               203,935
 ----------------  ------------------  ---------------  ---------------------  --------------------

          27,128                  --               --                704,108             4,407,444
 ----------------  ------------------  ---------------  ---------------------  --------------------

          30,643                  --               --                704,108             7,742,221
 ----------------  ------------------  ---------------  ---------------------  --------------------

         187,037             133,197          (84,555)              (449,375)             (203,935)
 ----------------  ------------------  ---------------  ---------------------  --------------------


             (59)            (58,829)              --                     --            (1,968,728)
            (548)                 --               --                     --                (8,043)
 ----------------  ------------------  ---------------  ---------------------  --------------------

            (607)            (58,829)              --                     --            (1,976,771)
 ----------------  ------------------  ---------------  ---------------------  --------------------

         217,073              74,368          (84,555)               254,733             5,561,515


              --             489,427           84,555                449,375            18,333,151
 ----------------  ------------------  ---------------  ---------------------  --------------------

         217,073             563,795               --                704,108            23,894,666
 ================  ==================  ===============  =====================  ====================

                                                                     (Continued)

                                                                        Schedule
                                ALBERTO-CULVER
                              401(k) SAVINGS PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000

                                                                                                     Market
                                                                                    Cost             value
                                                                                ------------      -----------
CIGNA Charter Guaranteed Income Fund                                            $  5,730,412        5,730,412
CIGNA Charter Large Company Stock Index Fund                                       2,857,979        3,632,861
Fidelity Advisor Equity Growth Fund                                                3,057,529        4,323,890
Fidelity Advisor Growth Opportunities Fund                                         1,922,202        2,099,446
Fidelity Advisor Balanced Fund                                                     1,630,742        1,939,426
Warburg Pincus International Equity Fund                                             931,924          932,464
CIGNA Lifetime 20                                                                     83,759           86,458
CIGNA Lifetime 30                                                                    235,331          240,838
CIGNA Lifetime 40                                                                    144,715          149,870
CIGNA Lifetime 50                                                                    161,357          173,041
CIGNA Lifetime 60                                                                     10,721           11,218
CIGNA Charter Balanced Fund                                                          168,255          161,995
CIGNA Charter Large Company Stock - Growth II Fund                                   643,347          600,117
CIGNA Charter Midsize Company Stock - Growth Fund                                    506,154          542,582
CIGNA Charter Small Company Stock - Growth Fund                                      770,861          755,304
Janus Worldwide Fund                                                               1,366,190        1,254,062
Lazard International Equity Fund                                                      24,359           24,683
Alberto-Culver Company Class B Common Stock                                          524,398          767,246
Loans to Participants                                                                     --          626,125

See accompanying independent auditors' report.

                                 SALLY BEAUTY
                              401(k) SAVINGS PLAN

                Financial Statements and Supplemental Schedule

                          December 31, 2000 and 1999

                  (With Independent Auditors' Report Thereon)

                                  SALLY BEAUTY
                              401(k) SAVINGS PLAN

                               Table of Contents

                                                                   Page
Independent Auditors' Report                                          1

Statements of Net Assets Available for Plan Benefits                  2

Statements of Changes in Net Assets Available for Plan Benefits       3

Notes to Financial Statements                                         4

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year       12

                          Independent Auditors' Report

  To the Plan Administrator of the
     Sally Beauty 401(k) Savings Plan:

  We have audited the accompanying statements of net assets available for plan benefits of the Sally Beauty 401(k) Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


  /s/ KPMG LLP

  May 4, 2001

                                 SALLY BEAUTY
                              401(k) SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 2000 and 1999

                                                                                  2000             1999
                                                                              ------------     ------------
Assets:
  Cash                                                                        $     98,327           42,091
  Investments, at market value:
    CIGNA Charter Guaranteed Income Fund                                         4,266,633        3,567,634
    CIGNA Charter Large Company Stock Index Fund                                 1,765,088        1,749,821
    Fidelity Advisor Equity Growth Fund                                          3,211,745        3,424,054
    Fidelity Advisor Growth Opportunities Fund                                   1,800,702        1,983,989
    Fidelity Advisor Balanced Fund                                               1,639,722        1,543,273
    Warburg Pincus International Equity Fund                                       637,966          839,668
    CIGNA Lifetime 20                                                              105,565           24,312
    CIGNA Lifetime 30                                                              111,414           46,327
    CIGNA Lifetime 40                                                              156,552           59,961
    CIGNA Lifetime 50                                                              172,802          117,087
    CIGNA Lifetime 60                                                               14,867            4,654
    CIGNA Charter Balanced Fund                                                    167,595           81,972
    CIGNA Charter Large Company Stock Growth II Fund                               443,721          236,059
    CIGNA Charter Midsize Company Stock Growth Fund                                352,562           60,218
    CIGNA Charter Small Company Stock Growth Fund                                  638,062          160,472
    Janus Worldwide Fund                                                           886,596          389,125
    Lazard International Equity Fund                                                52,122            7,410
    Alberto-Culver Company Class B Common Stock                                    543,357          117,314
    Loans to participants                                                          553,747          378,179
                                                                              ------------     ------------

        Total assets held for investment                                        17,619,145       14,833,620

  Employer contribution receivable                                               1,217,441          866,673
                                                                              ------------     ------------

        Net assets available for plan benefits                                $ 18,836,586       15,700,293
                                                                              ============     ============

See accompanying notes to financial statements.

                                 SALLY BEAUTY
                              401(k) SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 2000 and 1999

                                                                               2000             1999
                                                                          --------------   --------------
Additions to net assets attributed to:
 Investment income (loss):
   Net appreciation (depreciation) in
     fair value of investments                                            $   (1,363,352)       1,758,724
   Dividend and interest income                                                  213,535          169,105
   Interest on participant loans                                                  39,624           28,874
                                                                          --------------   --------------

        Total investment income (loss)                                        (1,110,193)       1,956,703
                                                                          --------------   --------------

 Contributions:
   Employer                                                                    1,217,441          866,673
   Employee                                                                    5,224,212        3,654,392
                                                                          --------------   --------------

        Total contributions                                                    6,441,653        4,521,065
                                                                          --------------   --------------

        Total additions                                                        5,331,460        6,477,768
                                                                          --------------   --------------

Deductions from net assets attributed to:
 Benefits paid to participants                                                (2,169,482)      (1,020,699)
 Administrative fees                                                             (25,685)         (17,151)
                                                                          --------------   --------------

        Total deductions                                                      (2,195,167)      (1,037,850)
                                                                          --------------   --------------

        Net increase                                                           3,136,293        5,439,918

Net assets available for plan benefits at beginning of year                   15,700,293       10,260,375
                                                                          --------------   --------------

Net assets available for plan benefits at end of year                     $   18,836,586       15,700,293
                                                                          ==============   ==============

See accompanying notes to financial statements.

                                  SALLY BEAUTY
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999


(1) Description of the Plan

       General

       The Sally Beauty 401(k) Savings Plan (the Plan), established on January 1, 1994, is a defined contribution plan available to eligible employees of Sally Beauty Company (the Company).

       The Plan is administered by the Company with the assistance of Connecticut General Life Insurance Company, a CIGNA Company. The investment assets of the Plan are held by CG Trust Company (the Trustee).

       The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the plan document, which may be obtained from the Company.

       Participation

       All eligible employees whose customary employment is for at least 1,000 hours within 12 consecutive months, who are not members of a collective bargaining unit, and who are at least 21 years of age may participate in the Plan on the first day of the month coinciding with or following the completion of 12 months of service. On December 31, 2000, there were 2,648 employees in the Plan.

       Contributions

       Participants may elect to contribute any amount from 1% to 15% of their eligible compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code, as amended (the Code). The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. All eligible participant contributions are tax deferred contributions pursuant to a qualified cash or deferral arrangement subject to the limitations of the Code. Company contributions to the Plan are based on a discretionary match on an annual basis. For the plan years 2000 and 1999, the Company matched $.50 of each dollar on 4% of eligible participant compensation.

       Investment Options

       Effective January 1, 1999, additional investment fund options were added to the Plan for the purposes of providing a broader selection of investment options for participants to choose from.

       Participants may elect to invest their contributions and any Company contributions in eighteen investment options, within seven different asset classes and the Company's Class B Common Stock. Such asset classes include: (i) fixed income, (ii) balanced, (iii) large capitalization equity, (iv) medium capitalization equity, (v) small capitalization equity, (vi) global equity, and (vii) international equity.

       Participants may invest Company and employee contributions in 1% increments in the Plan's available fund options and may reallocate their investments among the available fund options any time during the year.

                                                                     (Continued)

                                 SALLY BEAUTY
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


       None of the investment funds other than the CIGNA Charter Guaranteed Income Fund guarantee a positive return to the participant. This fund invests in a diversified portfolio of high quality, fixed income instruments within CIGNA's General Account. Principal and interest are backed by the underlying assets of CIGNA. Dividend and interest income received on investments made by the investment funds are reinvested accordingly in the same funds.

       Vesting

       Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of vesting service as shown in the following table:

                     Years of                                 Vested
                 vesting service                            percentage
             ------------------------                    --------------
             Less than 1                                          0%
             1 but less than 2                                   20
             2 but less than 3                                   40
             3 but less than 4                                   60
             4 but less than 5                                   80
             5 or more                                          100

       Participants who are age 65 or older, die, or become permanently disabled are automatically 100% vested in the value of Company contributions and related earnings or losses credited to their account.

       Distribution Options

       Upon termination of employment, participants may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions in cash, annual installments, direct rollover, or an annuity according to the provisions of the Plan. Alternatively, participants may elect to defer the distribution of their account balance until age 65. Such deferred benefits remain in the Plan and participate in the earnings and losses of the investments.

       Participant Loans

       Participants may borrow against their account balances for periods of one to five years. In the event the loan is used to purchase a primary residence, an extended period of time for repayment is allowed. Participant loans are limited to the lesser of $50,000 or 50% of the participants' vested account balance and bear interest at a rate of prime plus 1% at the time the loan is made. Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participants' account using his or her current investment election. At December 31, 2000 and December 31, 1999, interest rates on outstanding loans ranged from 7% to 10.50% and 7% to 9.50%, respectively.

                                                                     (Continued)

                                  SALLY BEAUTY
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999



       Forfeitures

       Company contributions, and earnings thereon, forfeited by terminating employees are used to reduce future Company contributions to the Plan. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. In 2000 and 1999, Company contributions were reduced by forfeiture amounts of $41,428 and $65,028, respectively.

       Administrative Expenses

       Administrative fees are paid by the Plan. All other Plan-related expenses are paid by the Company. Investment management fees are included in the investment fund yields.

 (2) Summary of Significant Accounting Policies

       Basis of Accounting

       The Company maintains the accounts of the Plan on an accrual basis.

       Asset Valuation

       The investment assets in the trust are valued at the quoted closing sale price on the last business day of the year. Securities traded in over-the-counter markets and listed securities for which no sale was reported on the last business day of the year are valued at their last reported bid price. Participant loans are stated at contract value which approximates fair value.

       Security Transactions and Investment Income

       Purchases and sales of investments in the Plan are recorded on a trade date basis. When investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received are recorded as a realized gain or loss. Interest and dividend income are recorded when earned.

       Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of plan administrator estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and related disclosures. Actual results could differ from these estimates.

(3)  Termination of the Plan

     It is the intent of the Company that the Plan continue into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts, and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

                                                                     (Continued)

                             SALLY BEAUTY COMPANY
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


(4)  Tax Status

     The Plan has received a favorable determination letter from the Internal Revenue Service (IRS), dated June 19, 1997, indicating that the Plan is qualified under Section 401(a) of the Code and exempt from tax under
     Section 501(a) of the Code. The plan administrator is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

(5)  Other Investment Information

     The fair values of investment fund balances which represent five percent or more of the Plan's net assets as of December 31, 2000 and 1999 are as follows:


                                                                                      2000             1999
                                                                               --------------    --------------
     CIGNA Charter Guaranteed Income Fund                                    $      4,266,633         3,567,634
     CIGNA Charter Large Company Stock Index Fund                                   1,765,088         1,749,821
     Fidelity Advisor Equity Growth Fund                                            3,211,745         3,424,054
     Fidelity Advisor Growth Opportunities Fund                                     1,800,702         1,983,989
     Fidelity Advisor Balanced Fund                                                 1,639,722         1,543,273
     Warburg Pincus International Equity Fund                                         637,966           839,668

                                                                     (Continued)

                                 SALLY BEAUTY
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999




(6) Changes in Net Assets by Fund - Years Ended December 31, 2000 and December 31, 1999

                                                                                                                             2000
                                                            ----------------------------------------------------------------------

                                                               CIGNA           CIGNA         Fidelity      Fidelity
                                                            Guaranteed         Stock          Equity        Growth        Fidelity
                                                              Income           Index          Growth     Opportunities    Balanced
                                                            ----------       ---------       --------    -------------    --------
       Additions to net assets attributed to:
          Investment income (loss):
            Net appreciation (depreciation) in fair
               value of investments                         $       --       (176,956)      (403,767)      (379,333)      (95,532)
            Dividends and interest                             210,927             --             --             --            --
            Interest on participant loans                       12,454          3,385          5,436          4,316         4,245
                                                            ----------      ---------      ---------      ---------      --------

               Total investment income (loss)                  223,381       (173,571)      (398,331)      (375,017)      (91,287)
                                                            ----------      ---------      ---------      ---------      --------

          Contributions:
            Employer                                                --             --             --             --            --
            Employee                                         1,000,851        529,191        813,105        473,476       369,742
            Loan repayments                                     62,265         17,353         25,287         21,860        22,622
                                                            ----------      ---------      ---------      ---------      --------

               Total contributions                           1,063,116        546,544        838,392        495,336       392,364
                                                            ----------      ---------      ---------      ---------      --------

               Total additions (reductions)                  1,286,497        372,973        440,061        120,319       301,077
                                                            ----------      ---------      ---------      ---------      --------

       Transfers among funds, net                               99,967       (127,660)      (216,498)       (53,690)      (15,707)
                                                            ----------      ---------      ---------      ---------      --------

       Deductions:
          Benefits paid to participants                       (679,457)      (224,103)      (433,897)      (247,822)     (188,120)
          Administrative fees                                   (8,008)        (5,943)        (1,975)        (2,094)         (801)
                                                            ----------      ---------      ---------      ---------      --------

               Total deductions                               (687,465)      (230,046)      (435,872)      (249,916)     (188,921)
                                                            ----------      ---------      ---------      ---------      --------

               Net increase (decrease)                         698,999         15,267       (212,309)      (183,287)       96,449

       Net assets available for plan benefits:
            Beginning of year                                3,567,634      1,749,821      3,424,054      1,983,989     1,543,273
                                                            ----------      ---------      ---------      ---------     ---------

            End of year                                     $4,266,633      1,765,088      3,211,745      1,800,702     1,639,722
                                                            ==========      =========      =========      =========     =========
                                                   -------------------------------------------------------------------------------
                                                    Warburg
                                                     Pincus         CIGNA             CIGNA             CIGNA             CIGNA
                                                     Int'l         Lifetime          Lifetime           Lifetime         Lifetime
                                                    Equity            20                30                 40               50
                                                   ---------      ----------        ----------         ----------       ----------
Additions to net assets attributed to:
 Investment income (loss):
   Net appreciation (depreciation) in fair
      value of investments                          (256,165)         (1,956)           (1,074)            (1,533)             (99)
   Dividends and interest                                 --              --                --                 --               --
   Interest on participant loans                       2,554             273               241                934              430
                                                  ----------     -----------       -----------        -----------     ------------

      Total investment income (loss)                (253,611)         (1,683)             (833)              (599)             331
                                                  ----------     -----------       -----------        -----------     ------------

 Contributions:
   Employer                                               --              --                --                 --               --
   Employee                                          121,601          78,702            61,133             75,646           52,383
   Loan repayments                                    16,227           1,811             2,217              4,386            1,771
                                                  ----------     -----------       -----------        -----------     ------------

      Total contributions                            137,828          80,513            63,350             80,032           54,154
                                                  ----------     -----------       -----------        -----------     ------------

      Total additions (reductions)                  (115,783)         78,830            62,517             79,433           54,485
                                                  ----------     -----------       -----------        -----------     ------------

Transfers among funds, net                            11,123          11,193             6,937             32,161            4,246
                                                  ----------     -----------       -----------        -----------     ------------

Deductions:
  Benefits paid to participants                      (96,798)         (8,270)           (4,154)           (14,550)          (2,733)
  Administrative fees                                   (244)           (500)             (213)              (453)            (283)
                                                  ----------     -----------       -----------        -----------     ------------

      Total deductions                               (97,042)         (8,770)           (4,367)           (15,003)          (3,016)
                                                  ----------     -----------       -----------        -----------     ------------

      Net increase (decrease)                       (201,702)         81,253            65,087             96,591           55,715

Net assets available for plan benefits:
      Beginning of year                              839,668          24,312            46,327             59,961          117,087
                                                  ----------     -----------       -----------        -----------     ------------

      End of year                                    637,966         105,565           111,414            156,552          172,802
                                                  ==========     ===========       ===========        ===========     ============

                                       8                             (Continued)

                                                                                                                 2000
------------------------------------------------------------------------------------------------------------------------------

     CIGNA             CIGNA             CIGNA             CIGNA             CIGNA                              Lazard
   Lifetime           Charter            Lg Co            Mid Co             Sm Co             Janus             Int'l
      60             Balanced          Growth II          Growth            Growth           Worldwide          Equity
----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
            350            (3,997)          (64,555)           32,205            (3,790)         (186,392)           (2,816)
             --                --                --                --                --                --                --
              1               217               587               250               630             1,639                27
----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------

            351            (3,780)          (63,968)           32,455            (3,160)         (184,753)           (2,789)
----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------


             --                --                --                --                --                --                --
          9,326           107,778           312,120           101,826           263,903           583,387            41,965
              2               601             2,029             1,521             3,842             6,919               117
----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------

          9,328           108,379           314,149           103,347           267,745           590,306            42,082
----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------

          9,679           104,599           250,181           135,802           264,585           405,553            39,293
----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------

          1,397           (10,795)          (16,135)          176,932           256,201           177,392             7,876
----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------


           (829)           (6,486)          (25,543)          (20,116)          (42,158)          (84,941)           (2,446)
            (34)           (1,695)             (841)             (274)           (1,038)             (533)              (11)
----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------

           (863)           (8,181)          (26,384)          (20,390)          (43,196)          (85,474)           (2,457)
----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------

         10,213            85,623           207,662           292,344           477,590           497,471            44,712


          4,654            81,972           236,059            60,218           160,472           389,125             7,410
----------------  ----------------  ----------------  ----------------  ----------------  ----------------  ----------------

         14,867           167,595           443,721           352,562           638,062           886,596            52,122
================  ================  ================  ================  ================  ================  ================

------------------------------------------------------------------------------------------------

    Company          Participant                         Contribution
     Stock              loans            Cash             receivable               Total
----------------  ------------------  ------------   ---------------------  --------------------
        182,058                  --            --                      --            (1,363,352)
          2,608                  --            --                      --               213,535
            502                  --         1,503                      --                39,624
----------------  ------------------  ------------   ---------------------  --------------------

        185,168                  --         1,503                      --            (1,110,193)
----------------  ------------------  ------------   ---------------------  --------------------


             --                  --            --               1,217,441             1,217,441
        137,501                  --        90,576                      --             5,224,212
          1,633                  --            --                      --               192,463
----------------  ------------------  ------------   ---------------------  --------------------

        139,134                  --        90,576               1,217,441             6,634,116
----------------  ------------------  ------------   ---------------------  --------------------

        324,302                  --        92,079               1,217,441             5,523,923
----------------  ------------------  ------------   ---------------------  --------------------

        124,577             240,536       (35,843)               (866,673)             (192,463)
----------------  ------------------  ------------   ---------------------  --------------------


        (22,091)            (64,968)           --                      --            (2,169,482)
           (745)                 --            --                      --               (25,685)
----------------  ------------------  ------------   ---------------------  --------------------

        (22,836)            (64,968)           --                      --            (2,195,167)
----------------  ------------------  ------------   ---------------------  --------------------

        426,043             175,568        56,236                 350,768             3,136,293


        117,314             378,179        42,091                 866,673            15,700,293
----------------  ------------------  ------------   ---------------------  --------------------

        543,357             553,747        98,327               1,217,441            18,836,586
================  ==================  ============   =====================  ====================

                                                                     (Continued)

                                 SALLY BEAUTY
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


                                                                                        1999
                                                  ----------------------------------------------------------------------------

                                                      CIGNA           CIGNA        Fidelity         Fidelity
                                                    Guaranteed        Stock         Equity           Growth         Fidelity
                                                      Income          Index         Growth        Opportunities     Balanced
                                                  --------------   -----------    -----------   ---------------   ------------
Additions to net assets attributed to:
  Investment income:
     Net appreciation (depreciation) in fair
        value of investments                       $          --      267,346          843,291          62,447         58,410
     Dividends and interest                              168,512           --               --              --             --
     Interest on participant loans                        10,962        2,488            3,566           3,852          3,847
                                                   -------------   ----------      -----------     -----------    -----------

        Total investment income (loss)                   179,474      269,834          846,857          66,299         62,257
                                                   -------------   ----------      -----------     -----------    -----------
  Contributions:
     Employer                                                 --           --               --              --             --
     Employee                                            974,939      489,545          589,459         476,969        356,809
     Loan repayments                                      62,656       13,553           18,718          18,115         19,357
                                                   -------------   ----------      -----------     -----------    -----------

        Total contributions                            1,037,595      503,098          608,177         495,084        376,166
                                                   -------------   ----------      -----------     -----------    -----------

        Total additions                                1,217,069      772,932        1,455,034         561,383        438,423
                                                   -------------   ----------      -----------     -----------    -----------

Transfers among funds, net                               (60,081)      11,927           89,242        (192,134)       (20,499)
                                                   -------------   ----------      -----------     -----------    -----------
Deductions:
  Benefits paid to participants                         (345,738)    (105,301)        (186,483)       (144,752)      (128,284)
  Administrative fees                                     (6,588)      (5,386)          (1,569)         (1,772)          (502)
                                                   -------------   ----------      -----------     -----------    -----------

        Total deductions                                (352,326)    (110,687)        (188,052)       (146,524)      (128,786)
                                                   -------------   ----------      -----------     -----------    -----------

        Net increase                                     804,662      674,172        1,356,224         222,725        289,138

Net assets available for plan benefits:
     Beginning of year                                 2,762,972    1,075,649        2,067,830       1,761,264      1,254,135
                                                   -------------   ----------      -----------     -----------    -----------

     End of year                                   $   3,567,634    1,749,821        3,424,054       1,983,989      1,543,273
                                                   =============   ==========      ===========     ===========    ===========

                                                   -----------------------------------------------------------------------
                                                     Warburg
                                                    Pincus           CIGNA           CIGNA          CIGNA         CIGNA
                                                      Int'l         Lifetime        Lifetime       Lifetime      Lifetime
                                                     Equity            20              30            40             50
                                                   ----------     -----------     -----------    -----------    ----------
Additions to net assets attributed to:
  Investment income:
     Net appreciation (depreciation) in fair
        value of investments                          289,080           2,659           5,560          8,092         4,421
     Dividends and interest                                --              --              --             --            --
     Interest on participant loans                      2,119             233             156            616           199
                                                   ----------     -----------     -----------    -----------    ----------

        Total investment income (loss)                291,199           2,892           5,716          8,708         4,620
                                                   ----------     -----------     -----------    -----------    ----------
  Contributions:
     Employer                                              --              --              --             --            --
     Employee                                         125,016          21,609          26,694         31,694       109,570
     Loan repayments                                    8,856             897             871          2,397         1,165
                                                   ----------     -----------     -----------    -----------    ----------

        Total contributions                           133,872          22,506          27,565         34,091       110,735
                                                   ----------     -----------     -----------    -----------    ----------

        Total additions                               425,071          25,398          33,281         42,799       115,355
                                                   ----------     -----------     -----------    -----------    ----------

Transfers among funds, net                            (54,844)           (251)         13,186         17,620         4,582
                                                   ----------     -----------     -----------    -----------    ----------
Deductions:
  Benefits paid to participants                       (61,915)           (735)           (132)          (367)       (2,810)
  Administrative fees                                    (196)           (100)             (8)           (91)          (40)
                                                   ----------     -----------     -----------    -----------    ----------

        Total deductions                              (62,111)           (835)           (140)          (458)       (2,850)
                                                   ----------     -----------     -----------    -----------    ----------

        Net increase                                  308,116          24,312          46,327         59,961       117,087

Net assets available for plan benefits:
     Beginning of year                                531,552              --              --             --            --
                                                   ----------     -----------     -----------    -----------    ----------

     End of year                                      839,668          24,312          46,327         59,961       117,087
                                                   ==========     ===========     ===========    ===========    ==========

                                                                     (Continued)

                                                                                 1999
----------------------------------------------------------------------------------------------------------------------------
  CIGNA          CIGNA         CIGNA          CIGNA         CIGNA                      Lazard
 Lifetime       Charter        Lg Co         Mid Co         Sm Co         Janus         Int'l      Company      Participant
    60         Balanced      Growth II       Growth        Growth       Worldwide      Equity       Stock          loans
----------    ----------    -----------    ----------    ----------    -----------    --------    ---------    -------------
       212        (2,734)        43,383         7,739        46,294        117,027         803        4,694               --
        --            --             --            --            --             --          --          593               --
        --            18            152            15            37            217          25           67               --
----------    -----------   -----------    ----------    ----------    -----------    --------    ---------    -------------

       212        (2,716)        43,535         7,754        46,331        117,244         828        5,354               --
----------    -----------   -----------    ----------    ----------    -----------    --------    ---------    -------------


        --            --             --            --            --             --          --           --               --
     5,048        71,843         92,816        30,517        49,647         96,853       6,418       58,579               --
        --            85            751           186           164          1,027         152          302               --
----------    ----------    -----------    ----------    ----------    -----------    --------    ---------    -------------

     5,048        71,928         93,567        30,703        49,811         97,880       6,570       58,881               --
----------    ----------    -----------    ----------    ----------    -----------    --------    ---------    -------------

     5,260        69,212        137,102        38,457        96,142        215,124       7,398       64,235               --
----------    ----------    -----------    ----------    ----------    -----------    --------    ---------    -------------

      (520)       15,922        100,648        21,875        64,444        186,665          27       53,503           97,561
----------    ----------    -----------    ----------    ----------    -----------    --------    ---------    -------------

       (80)       (2,921)        (1,610)          (74)          (48)       (12,525)        (15)         (98)         (26,811)
        (6)         (241)           (81)          (40)          (66)          (139)         --         (326)              --
----------    ----------    -----------    ----------    ----------    -----------    --------    ---------    -------------

       (86)       (3,162)        (1,691)         (114)         (114)       (12,664)        (15)        (424)         (26,811)
----------    ----------    -----------    ----------    ----------    -----------    --------    ---------    -------------

     4,654        81,972        236,059        60,218       160,472        389,125       7,410      117,314           70,750

        --            --             --            --            --             --          --           --          307,429
----------    ----------    -----------    ----------    ----------    -----------    --------    ---------    -------------

     4,654        81,972        236,059        60,218       160,472        389,125       7,410      117,314          378,179
==========    ==========    ===========    ==========    ==========    ===========    ========    =========    =============

-----------------------------------------------
                Contribution
   Cash          receivable           Total
----------     --------------     -------------
        --                 --         1,758,724
        --                 --           169,105
       305                 --            28,874
----------     --------------     -------------

       305                 --         1,956,703
----------     --------------     -------------


        --            866,673           866,673
    40,367                 --         3,654,392
        --                 --           149,252
----------     --------------     -------------

    40,367            866,673         4,670,317
----------     --------------     -------------

    40,672            866,673         6,627,020
----------     --------------     -------------

   (22,909)          (475,216)         (149,252)
----------     --------------     -------------


        --                 --        (1,020,699)
        --                 --           (17,151)
----------     --------------     -------------

        --                 --        (1,037,850)
----------     --------------     -------------

    17,763            391,457         5,439,918

    24,328            475,216        10,260,375
----------     --------------     -------------

    42,091            866,673        15,700,293
==========     ==============     =============

                                                                     (Continued)

                                                                        Schedule
                                 SALLY BEAUTY
                              401(k) SAVINGS PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000

                                                                                                                Market
                                                                                               Cost             value
                                                                                           -------------     -------------
CIGNA Charter Guaranteed Income Fund                                                     $    4,266,633         4,266,633
CIGNA Charter Large Company Stock Index Fund                                                  1,548,226         1,765,088
Fidelity Advisor Equity Growth Fund                                                           2,500,299         3,211,745
Fidelity Advisor Growth Opportunities Fund                                                    1,756,426         1,800,702
Fidelity Advisor Balanced Fund                                                                1,465,708         1,639,722
Warburg Pincus International Equity Fund                                                        642,029           637,966
CIGNA Lifetime 20                                                                               105,439           105,565
CIGNA Lifetime 30                                                                               107,499           111,414
CIGNA Lifetime 40                                                                               152,640           156,552
CIGNA Lifetime 50                                                                               168,716           172,802
CIGNA Lifetime 60                                                                                14,358            14,867
CIGNA Charter Balanced Fund                                                                     171,579           167,595
CIGNA Charter Large Company Stock - Growth Fund                                                 479,273           443,721
CIGNA Charter Midsize Company Stock - Growth Fund                                               321,581           352,562
CIGNA Charter Small Company Stock - Growth Fund                                                 606,249           638,062
Janus Worldwide Fund                                                                            986,981           886,596
Lazard International Equity Fund                                                                 53,686            52,122
Alberto Culver Company Class B Common Stock                                                     356,463           543,357
Loans to Participants                                                                                --           553,747

See accompanying independent auditors' report.